John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

September 19, 2014

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On July 7, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 76 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 77 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series portfolio to the Trust – the Big 4 Onefund. (the “Fund”).

On August 21, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please indicate whether “other expenses” reflected in the fee table were estimated for the current fiscal year. See instruction 6(a) of Item 3 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: Please confirm that the expense reimbursement or fee waiver will be in place for at least a year from the effective date of the registration statement.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 19, 2014

Response:    The Trust has revised the disclosure as you have requested and confirms that the expense reimbursement/fee waiver will be in place for at least a year following the effective date of the registration statement.

3.

Comment:    Please revise the footnote regarding the expense reimbursement to indicate that the recoupment feature will not cause the Fund to exceed the expense limitation in effect at the time that the fee was waived.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

4.	Comment: Please clarify what the “Big 4” are. Please also explain why the use of this name does not implicate Rule 35d-1.

Response:    The Trust has added disclosure to the prospectus to indicate what is meant by the term “Big 4.” “Big 4” reflects a distribution channel in which the Fund will be marketed heavily. The Trust does not believe that Rule 35d-1 is implicated by the Fund’s name. The Fund’s name refers to who the Fund will generally be marketed toward – the Big Four accounting firms – and not the type of investments that the Fund will hold. The term “Big 4” does not refer to a type of investment, such as equity, bond or emerging markets. The Trust believes that “Big 4” is understood throughout the industry as meaning the largest accounting firms. Just as importantly, the Trust believes the term “Big 4” would not imply any particular type of investment to any investor and therefor it will not be confusing to any investors.

5.

Comment:    Please clarify whether common stocks are the only equity securities the Fund may invest directly in. Additionally, please clarify whether fixed-income securities the only type of debt security the Fund may invest in.

Response: The Trust has revised the disclosure to reflect additional types of investments in equity securities and debt securities and their associated risks.

Fund Summary – Principal Risks

6.	Comment: If high portfolio turnover is a risk of investing in the Fund, please describe this risk.

Response: The Adviser has confirmed that it does not expect the Fund to incur a high portfolio turnover rate during its initial fiscal year and, as such, portfolio turnover risk has not been added.

7.

Comment:    The risks listed in the section entitled “Risks of Investing in Other Investment Companies” apply to the vehicles in which the Fund will invest that are not investment companies such as REITs and MLPs. Please revise this section to include all of the underlying investment vehicles in which the Fund will invest as a matter of principal investment strategy.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: In the section entitled “Risks of Investing in Other Investment Companies”, there is disclosure regarding the 3% limitation in investments in other investment companies. This 3% would not

Mr. O’Connor
U.S. Securities and Exchange Commission
September 19, 2014

be applicable to investments in REITs and MLPs. To what extent will the Fund be limited in its investments in REITs and MLPs.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Please disclose the risks of investing in mid-cap companies.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please state the lowest grade of securities in which the Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade.

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: In the section discussing risks associated with investments in BDCs, please remove “mutual” from “closed-end mutual funds.”

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: In the section discussing risks associated with investments in BDCs, please explain what the following sentence means; for example, is it referring to BDC leveraging?

The Fund’s holdings of BDCs may magnify the potential for gains and losses on amounts invested.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: Disclose the risks that arise from the fact that at least 70% of the BDC’s investments must be in private companies.

Response: The Trust has revised the disclosure as you have requested.

14.

Comment:    Please disclose that investors will incur two levels of fund expenses when the Fund invests in MLPs. Please also confirm that MLP fees will be included in the “other expenses” line of the fee table. Because of the tax law treatment of publicly traded partnerships, please clarify that MLPs are concentrated in the energy and energy transmissions businesses.

Please also disclose that the Fund will be subject to the risks of the energy sectors to the extent that it invests in MLPs. In addition, if interest rates increase, dividend yields on MLPs will be less attractive and MLP valuations will decline.

Response:    In regard to the portion of the comment relating to two levels of expenses, we are not aware of two levels of expenses associated with MLPs as we understand they are not generally registered as investment companies or set up as 3(c)(1) or 3(c)(7) companies. We understand that the costs of MLPs are captured in their trading price and, as such, would not have two levels of fees as do investments in other investment companies. Should an MLP which the Fund invests in be considered a registered investment company or a 3(c)(1) or 3(c)(7) company, the Trust would include any duplicative fees in the “other expenses” line item of the fee table. Finally, the Fund has revised the risk disclosure and strategy disclosure to address the portion of your comment relating to energy sector risks.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 19, 2014

15.

Comment:    In the section discussing risks associated with investments in REITs, please describe the additional layer of fees that will be created by the Fund’s investments in such instruments. Please confirm that the fees will be included in the “other expenses” line item of the fee table. Please also disclose to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

Response:    The Trust has revised the disclosure as you have requested. Additionally, the Trust confirms that REIT fees will be included in the “other expenses” line item should they be incurred by the Fund.

16.	Comment: Please disclose the adviser’s lack of experience managing a fund as a separate risk rather than including it in the “new fund” risk disclosure.

Response: The Trust has revised the disclosure as you have requested.

17.

Comment:    If applicable, include a statement explaining that updated performance information is available and providing a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risk

18.	Comment: Please explain what an ETF is.

Response: The Trust has revised the disclosure as you have requested.

19.

Comment:    In the section entitled “Fixed-Income Securities Risks”, please add disclosure on the risks of investing in below investment-grade securities. Please state the ratings of below investment-grade securities used by several NRSROs. Please state the lowest grade securities in which the Fund may invest, either directly or indirectly, or state that that Fund may invest in securities of any grade.

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: Please note that MLPs are subject to interest rate risk in the sense that higher rates make their yield less attractive.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares

21.	Comment: Please add “of your purchase request” following “next determined upon receipt” in this section.

Response: The Trust has revised the disclosure as you have requested.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 19, 2014

General Information / Small Accounts

22.	Comment: Please clarify if the Fund will impose the $50 fee noted in this paragraph.

Response:    The Trust’s does not intend to impose the fee at this time; however, the Fund may wish to reserve the right to do so in the event it becomes costly to all shareholders to maintain small account balances.

Net Asset Value

23.

Comment:    Rule 38a-1 under the Investment Company Act of 1940, as amended, provides that the Board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means. It is also the Commission’s view, expressed in Accounting Series Release No. 118, that, although directors may assign others the task of calculating fair value, a fund’s board remains responsible for establishing fair valuation methodologies used and for continuously reviewing the appropriateness of those methodologies and the valuations they produce.

Please disclose that the board, or the board’s pricing committee by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Investment Limitations / Borrowing Money

24.	Comment: Please delete the word “immediately” before “after such borrowing.”

Response: The Trust has revised the disclosure as you have requested.

Investment Limitations / Commodities

25.

Comment:    If the Fund does intend to invest in commodities indirectly or by means of commodity-based derivatives, please explain how it will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code. The revenue ruling provides the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response: The Adviser has confirmed that at this time the Fund does not intend to invest in commodities.

26.

Comment:    If the Fund may invest in futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (“CEA”), as part of its principal investment strategy, assuming the Fund intends to claim an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained where appropriate.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 19, 2014

Response:    The Adviser has confirmed that at this time the Fund does not intend to invest in futures contracts or swap contracts of the type within the jurisdiction of the CEA. The Adviser also confirms that should it intend to do so in the future, it will likely claim an exemption pursuant to Rule 4.5 of the CEA.

Investment Limitations / Concentration

27.

Comment:    This is the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets. We note that the total value of the Fund’s asset would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company’s investments. Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company’s total assets because total assets do not reflect certain liabilities.

Response: The Trust has revised the disclosure as you have requested.

28.

Comment:    With regard to the paragraph immediately following “7. Concentration”, please clarify specifically that the 300% asset coverage requirement of Section 18(f)(1) must be maintained on a continuing basis.

Response: The Trust has modified the Fundamental Investment Limitation 1 to address your comment.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively